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EXHIBIT 11

MARKWEST HYDROCARBON, INC.
COMPUTATION OF EARNINGS PER COMMON SHARE
(000s, except per share data)

	For the Quarter Ended June 30, 2002	For the Year Ended June 30, 2002
Net income (loss)	$(2,075)	$(1,898)
Weighted average number of outstanding shares of common stock	8,517	8,514
Basic earnings (loss) per share	$(0.24)	$(0.22)
Net income (loss)	$(2,075)	$(1,898)
Weighted average number of outstanding shares of common stock	8,517	8,514
Dilutive stock options	30	22
Earnings (loss) per share assuming dilution	$(0.24)	$(0.22)

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  EXHIBIT 11